Exhibit 17.1

August 31, 2009

Ms. Lynn L. Elsenhans

Chairman of the Board

Sunoco Logistics Partners LLC

Dear Lynn:

In conjunction with the end of my employment with Sunoco, Inc., I hereby resign my position as a director of Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P., effective August 31, 2009. It was a pleasure to have served on the Board. My resignation does not reflect any disagreement with the management or the Board of Sunoco Partners LLC, or Sunoco Logistics Partners L.P.

Sincerely,

/s/ Terence P. Delaney
Terence P. Delaney

CC:	B.D. Davis, Jr.
D.M. Fretz